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                                                                       EXHIBIT E


                                                      February 16, 1989

Mr. Richard Dale



Dear Richard:

        The proposed agreement of limited partnership for the Edge Holding Company Partnership is likely to contain a clause (paragraph 8.3) granting to the general partner a 30% interest in profits, losses, distributions, and deductions after payout has been reached under the limited partnership agreement (the "Reversionary Interest"). As I have advised you, the General Partner will probably not take the full 30% reversionary interest on certain investors-particularly Chris Taylor and certain investors associated with him. There may be additional concessions and negotiations which I make with other investors, although I do not plan any at this time.

        I have made the following commitment to you with respect to the General Partner's Reversionary Interest which commitment is conditioned upon your agreeing to remain and remaining in the employ of Edge Petroleum Corporation and Edge Petroleum Partnership through July 31, 1992. Subject to your continuing in the employ of Edge Petroleum Corporation and Edge Petroleum Partnership through July 31, 1992, at such time as the Reversionary Interest becomes effective, I will sub-allocate to you, subject to losses and liabilities, 8% of the distributions that I receive pursuant to the General Partners' 30% Reversionary Interest. There shall, however, be excluded any amounts which I receive under such Reversionary Interest resulting from my own purchase of units in the Edge Holding Company Limited Partnership and any sums which I receive pursuant to all or any portion of the Reversionary Interest attributable to the investment by Chris Taylor or other persons with whom I make special contractual arrangements relating to their purchase of limited partnership units.

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Mr. Richard Dale
February 16, 1989
Page 2



        For example, assuming that I receive in a calendar year distributions of $30,000 as a result of the General Partners Reversionary Interest in the Edge Holding Company Partnership. Of that $15,000, assume further that $10,000 was attributable to units purchased by Chris Taylor or other persons with whom I made contractual arrangement and an additional $5,000 was attributable to units that I invested, either personally or pursuant to an entity affiliated with me, in the Edge Holding Company Partnership. Under those circumstances, you would be entitled to 8% of $30,000 less the $15,000 or $1,650.

        The will also confirm that there will not be more than 87 units with respect to which I make special contractual arrangements and/or which I purchase myself.

        This letter relates only to the Reversionary Interest under 8.3 of the proposed Limited Partnership Agreement and not to any other compensation, fees, or rights under the Limited Partnership Agreement.

        Under this letter, you will be entitled to receive a percentage of funds that I receive attributable only to my reversionary interest in the partnership under 8.3 and you will not have any right to claim that I am entitled to receive funds from the partnership but have not received them. In other words, you will not be able to assert any claim that I have failed to exercise my rights under the Partnership Agreement or that I have failed to accept funds from the Partnership which I was entitled to receive, but only to receive a percentage based on my actual receipt of funds. If I elect not to make distributions for any reason, you will not be able to assert a claim, based on the fact of such non-distribution.

        Please confirm that the foregoing confirms the agreement reached by signing and returning to me the enclosed copy of this letter.


                                          Sincerely,



                                          /s/ JOHN SFONDRINI
                                              John Sfondrini

/s/ RICHARD DALE
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